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As filed with the Securities and Exchange Commission on August 15, 2003

Registration No. 333-65010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MEDWAVE, INC.
(Exact name of registrant as specified in its charter)

Delaware (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	41-1493458 (IRS EMPLOYER IDENTIFICATION NO.)

435 Newbury Street, Suite 206
Danvers, Massachusetts 01923
(978) 762-8999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy J. O'Malley
President
Medwave, Inc.
435 Newbury Street, Suite 206
Danvers, Massachusetts 01923
(978) 762-8999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Raymond C. Zemlin, P.C.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated August 15, 2003

PROSPECTUS

MEDWAVE, INC.

2,765,793 SHARES OF COMMON STOCK
(par value $0.01 per share)

        This Prospectus relates to the offer and sale of up to 2,765,793 shares of common stock, par value $0.01 per share, of Medwave, Inc., a Delaware corporation, that may be offered and sold from time to time by persons who are currently shareholders of Medwave, Inc., or by pledgees, donees, transferees, or other successors in interest that receive such shares as a gift, distribution, or other non-sale related transfer (the "Selling Shareholders"). The Selling Shareholders may offer their shares from time to time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the Selling Shareholders. We will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Plan of Distribution."

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "MDWV." The closing sale price of the stock on August 14, 2003, as reflected on the Nasdaq SmallCap Market, was $4.95 per share.

FOR INFORMATION CONCERNING CERTAIN RISKS RELATING
TO AN INVESTMENT IN MEDWAVE COMMON STOCK
SEE "RISK FACTORS" BEGINNING ON PAGE 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August    , 2003

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section. In addition, we incorporate by reference important business and financial information in this prospectus.

        Unless the context otherwise requires, all references to "we," "us" or "Company" in this prospectus refer collectively to Medwave, Inc., a Delaware corporation and its predecessor, Medwave, Inc., a Minnesota corporation.

Our Company

        The Company, which was formed as a Minnesota corporation in 1984 currently employs seventeen full-time and two part-time employees. On August 1, 2003, the Minnesota corporation was merged with a newly-formed wholly-owned subsidiary incorporated in Delaware. As a result, the Company is now organized under the laws of the State of Delaware, and the Minnesota corporation no longer exists. We are filing this Amendment pursuant to Rule 414(d) under the Securities Act of 1933 so that Medwave, Inc., a Delaware corporation, may become the successor to the registration statement originally filed by Medwave, Inc., a Minnesota Corporation.

        Since our inception, we have been engaged in the development and marketing of devices for monitoring and devices for measuring blood pressure. Utilizing our proprietary technology, we developed the Vasotrac(R) APM205A system which monitors blood pressure, providing new readings approximately every fifteen heartbeats. In February 1995, we received clearance from the US Food and Drug Administration (FDA) to market the Vasotrac system. We have also developed a hand-held blood pressure monitor, the Vasotrax(R). This hand-held monitor is based on the technology used in the Vasotrac system. In August 2000, we received FDA clearance, which has allowed us to begin marketing the Vasotrax in the United States for use on adult patients by trained medical personnel. In addition, pursuant to an agreement with Nihon Kohden of Japan, we have developed an OEM module of our Vasotrac continual non-invasive blood pressure monitor. The module is designed to be integrated into Nihon Kohden's, as well as other company's larger, more comprehensive systems. The Ministry of Health and Welfare in Japan has recently approved the MJ23 OEM Module for use with Nihon Kohden monitoring systems in Japan, and as a result, shipments to Nihon Kohden have begun.

        We have incurred an accumulated deficit of $20,570,140 from our inception through April, 2003. We expect to incur additional losses from development, testing, regulatory compliance, sales, marketing and other expenses at least until we complete the development of our technology.

        Our success is dependent upon the successful development and marketing of the Vasotrac system, the Vasotrac module, and the Vasotrax hand-held monitor as well as related technology. However, there can be no assurance that our products or related technology will be successfully marketed or sold in sufficient quantities and at margins necessary to achieve and/or maintain profitability.

Risk Factors

        The following factors, among others, as well as factors discussed under the heading Risk Factors and in the Company's other filings with the SEC, have affected and, in the future, may affect the Company's actual results: resistance to the acceptance of new medical products, the market acceptance of the Vasotrac system, the Vasotrax hand-held unit or other products of the Company, hospital budgeting cycles, the possibility of adverse or negative commentary from clinical researchers or other users of the Company's products, the Company's success in creating effective distribution channels for its products, the Company's ability to scale up its manufacturing process, and delays in product development or enhancement or regulatory approval.

The Offering

        This prospectus relates to up to 2,765,793 shares of common stock that may be offered for sale by the Selling Shareholders. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under a registration rights agreement. We have agreed to bear the expenses of the registration of the shares of common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any shares of common stock offered under this prospectus.

        The Selling Shareholders may sell these securities directly to purchasers or they may sell these securities to purchasers through agents or dealers pursuant to this prospectus. The Selling Shareholders will receive all of the proceeds from the sale of their securities and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these securities does not necessarily mean that any selling shareholder will actually sell their securities.

Principal Office

        Medwave's principal offices are located at 435 Newbury Street, Suite 206, Danvers, Massachusetts 01923, and its telephone number is (978) 762-8999.

RISK FACTORS

        IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN YOUR EVALUATION OF MEDWAVE AND ITS BUSINESS.

        You should carefully consider the following risks before investing in our common stock. You should also refer to and consider all the information included or incorporated by reference in this prospectus, including the financial statements and related notes. The risks described below are only those risks we believe to be material. There may be additional risks that we view as not material or of which we are not presently aware. This section includes or refers to certain forward-looking statements; you should read the explanation of the qualifications and limitations on our forward-looking statements on page 15.

We have a limited operating history and revenues, an accumulated deficit and continuing losses

        Medwave was formed in June 1984. Since inception, we have been engaged exclusively in research and development of devices for monitoring and measuring blood pressure. In 1990, we began to direct our research toward a product utilizing doppler technology. While the doppler-based system was not successful, information gained from that research allowed us to embark, in 1991, on a new technical direction that resulted in the development of our proprietary Vasotrac-Registered Trademark- system, for which we received FDA 510(k) clearance for use on adult patients in 1995. Utilizing our proprietary technology, the Vasotrac system monitors a patient's blood pressure continually and provides a new reading approximately every 15 heartbeats. We also developed a hand-held blood pressure monitor, the Vasotrax-TM-. We submitted a 510(k) for the Vasotrax hand-held blood pressure monitor to the FDA for review in June 2000. In August 2000, we received FDA clearance, which allowed us to begin marketing the Vasotrax in the United States for use on adult patients by trained medical personnel. This hand-held monitor is based upon the technology used in the Vasotrac system. As a development stage company, we have had limited sales and generated limited revenues from operations. While we are currently formulating plans for emergence from the development stage, there can be no assurance we will ever be able to generate revenue from operations sufficient to sustain our anticipated growth. We have incurred an accumulated deficit of $20,570,140 from June 27, 1984 (inception) through April 30, 2003. We anticipate incurring significant additional losses from further development, testing, regulatory compliance and sales and marketing expenses for the foreseeable future. There can be no assurance that the Vasotrac system, Vasotrax hand-held monitor, or related products can be successfully marketed or sold in sufficient quantities and at margins necessary to achieve or maintain profitability.

We have a history of losses and may experience continued losses

        We have experienced losses every year since our incorporation. These losses have resulted because we have expended more money in the course of researching, developing and enhancing our technology and products and establishing our sales and marketing organization than we have generated in revenues. We expect that our operating expenses will remain relatively stable in the foreseeable future even as we increase our sales and marketing activities, and expand our operations. It is possible that we will never achieve or sustain the revenue levels required for profitability.

We have a limited marketing strategy and limited distribution channels and capabilities

        Our success depends primarily on gaining physician and hospital acceptance of our products. One focus of our marketing strategy must necessarily involve overcoming resistance of the medical community to the introduction of new techniques or technology. We will build educational material (video tapes, CD ROMS, web tools and clinical workbooks) specifically about blood pressure monitoring and the benefits derived from Medwave's technology. We believe that testing of our products has yielded favorable results compared to other non-invasive blood pressure monitors. We will now strive to create more of a presence and awareness about our technology and the benefits it brings to the healthcare provider. We intend to accomplish this by increasing our presence at industry trade shows, increasing the number of people representing our products, placing advertisements in industry trade journals, enhancing our web site, increasing our public relations activity, and conducting and participating in industry "Symposiums" regarding blood pressure monitoring and the benefits derived from Medwave's technology.

        We have focused on building a dealer network so that we can seek sales coverage without the commensurate increase in sales staff and cost that would occur if the same coverage were sought by building our own employee sales force. We also have hired a core team of sales professionals to work within defined geographies. The success of our product sales will depend upon the ability of dealers and/or sales professionals to sell the products to the pre-hospital (EMT/EMS) environment, hospitals, the post-hospital environment such as physician offices, and other markets. At this time, our dealers have not demonstrated that they have achieved the sales success we desired. We are currently focusing on product training for our dealer organizations as well as our direct sales team. We are also attempting to exploit the high cost to hospitals of monitoring invasively, versus monitoring with comparable accuracy and speed with our non-invasive Vasotrac Monitor.

        Our success is dependent upon the successful development and marketing of the Vasotrac system, the Vasotrac module, and the Vasotrax hand-held monitor as well as related technology. However, there can be no assurance that our products or related technology will be successfully marketed or sold in sufficient quantities and at margins necessary to achieve or maintain profitability

We need to conduct additional clinical studies

        We have conducted clinical studies for four purposes: (i) to aid the product development process, (ii) to obtain data for submission to regulatory agencies, (iii) to help us prepare marketing and sales information to promote greater awareness of the Vasotrac system and Vasotrax hand-held monitor, and (iv) to gain a peer-to-peer recommendation for our technology. We have used two standards of comparison, the automated cuff and the arterial line (A-line). The automated cuff clinical did not allow synchronization of measurements between the cuff and our system because of the different number of heartbeats required to produce readings for each method. Further, the cuff does not meet the accuracy objectives that we set for the Vasotrac system and Vasotrax hand-held monitor. For these reasons, the cuff proved to be of limited utility in our studies.

        A-lines are believed to provide more accurate blood pressure measurements than automated cuffs. In contrast to automated cuffs, the A-line studies allow for data synchronization. By inserting an arterial catheter in the radial artery on one wrist and by placing the Vasotrac system (or the Vasotrax hand-held monitor) sensor on the radial artery of the other wrist, data was simultaneously recorded on a beat-by-beat basis. Our clinical studies were conducted at teaching hospital under institutional review board controls and protocols. Generally, such review boards represent their respective hospital and include physicians that can make appropriate judgments regarding the safety of the study. The boards periodically review protocols for medical devices and maintain meeting minutes, which are subject to audit by the FDA.

        Our initial clinical studies were performed on approximately 30 subjects, some of whom were healthy and some of whom were undergoing surgery. Results from a series of these studies comparing the Vasotrac system's readings with the A-line's readings were used in our 510(k) submissions to the FDA. Subsequent to the 510(k) submissions, we have conducted clinical trials on approximately 500 additional individuals. During our clinical trials conducted to date, the variance between synchronized Vasotrac system readings obtained from one arm of the patient and the comparative A-line readings obtained from the other arm was calculated by computing the standard deviation of error from more than 30,000 paired readings from the patients. Based on these measurements (which excludes a certain number of paired readings because we believe that these readings have been affected by artifact, patient level differences, arm-to-arm differences, or experimental error) the magnitude of this variance was calculated as a standard deviation of approximately 7, 5, and 7 mmHg for systolic, mean and diastolic blood pressure measurements, respectively. As such, the Vasotrac system compares favorably with those found in previous generations of non-invasive blood pressure measurement devices, such as the Dinamap-(TM) cuff-based system with which we claimed "substantial equivalence" in our 510(k) submission to the FDA. In addition, these standard deviation values are below the crucial 8 mmHg standard deviation limit of clinical acceptability as defined by the Association for the Advancement of Medical Instrumentation ("AAMI") as the national standard for electronic or automated sphygmomanometers.

        In our 510(k) Vasotrac submission to the FDA, we included not only clinical data, but also outlined a plan to continue testing and integrating the results therefrom into the Vasotrac system. Based on the foregoing, and, most importantly, the improvement in the overall results of the system's performance subsequent to its 510(k) submission, we do not believe that applicable FDA regulations require, and therefore at this point do not anticipate, any need to submit to the FDA the post-510(k) clinical studies.

        Although we believe that our current product design for the Vasotrac system and our clinical studies conducted to date provide an adequate basis to continue marketing the system, it will take widespread use and testing to verify that the Vasotrac system is usable under most conditions. We expect to continue conducting or supervising on-going clinical studies of the system on individuals with different characteristics and under various conditions until such time as the Vasotrac system receives general market acceptance. We cannot currently estimate the number of individuals to be tested or the amount of time and expense that will be required to perform and analyze these additional clinical studies in order to achieve general market acceptance for the system.

        Introduction of the Vasotrac system and Vasotrax hand-held monitor to additional foreign markets and/or market segments may require us to conduct further clinical studies to achieve both regulatory and general market acceptance. These clinical studies and the results obtained therefrom may require us to undertake additional product development efforts in order to sell the Vasotrac system and Vasotrax hand-held monitor in these countries and/or market segments. SEE "RISK FACTORS—WE ARE SUBJECT TO GOVERNMENT REGULATION."

We face substantial competition

        We currently know of one other continual non-invasive blood pressure monitoring device on the market. However, that device uses a cuff to calibrate the blood pressure readings and we therefore do not consider the device to be directly competitive. We face substantial competition from numerous companies that manufacture and market non-invasive and invasive instruments for blood pressure measurement and monitoring. Several companies competing in the blood pressure monitoring market have significantly greater resources as well as established technologies and product reputations in the blood pressure monitoring field. Our ability to compete successfully in this market will depend on our ability to develop and market a technologically superior blood pressure monitoring or measurement system that provides cost-benefit, patient benefit, and improved staff effectiveness.

        To compete successfully, we likely will need to develop and introduce new products that keep pace with technological advancements, respond to evolving consumer requirements and achieve market acceptance. We may be unable to develop new products that address our competition.

        Our business plan contemplates an income stream from sales of replacement sensors that are compatible with only our monitors and OEM modules. We may be subject to price competition from other sensor manufacturers whose products are also compatible with our monitors. To mitigate this we developed proprietary sensor technology that provides and promotes the exclusive use of our proprietary sensors with our equipment. There can be no assurance, however, that such measures will preclude replacement sensor competition in the future.

        The current widespread acceptance of non-invasive cuff technology and of the arterial line, and the lack of widespread acceptance of non-invasive technologies like ours, is an important competitive disadvantage that we must overcome in order to gain general market acceptance. In addition, the current technology involving cuffs and arterial lines has established cooperative relationships with large medical equipment companies and buying groups that we must also overcome to successfully compete. If we are not successful at overcoming such competition, our primary business focus would likely require re-evaluation with our ability to continue operations being jeopardized. We have, however, entered into a national group purchasing agreement with AmeriNet, one of the largest GPO's in the US, with approximately 15,000 members.

        We believe that the Vasotrac system is currently priced slightly higher than the high-end automatic cuffs sold by our competitors. We believe that our higher price will be supportable due to the favorable clinical performance associated with our product. There can be no assurance, however, that our product will successfully compete against cheaper automatic cuffs.

We must develop a market for our products

        We presently depend on our Vasotrac, Vasotrax, and/or our OEM module product line, the market acceptance of which is in its early stages. Our future is dependent upon the success of these products and similar products that are based on the same core technology. The market for these products is in an early stage of development and may never fully develop as we expect. We have sponsored, and will continue to sponsor or conduct clinical trials. We cannot be certain that such clinical trials will be completed, that they will have a positive outcome or that a positive outcome in these trials will be sufficient to promote widespread acceptance of our products within the medical community.

Our success is dependent on market acceptance

        Medwave's success depends on market acceptance of the Vasotrac system, the OEM modules thereof, and/or the Vasotrax hand-held monitor. Such acceptance depends primarily on gaining customer (end-user) and institutional (hospitals, outpatient centers, ambulance companies, nursing homes and physician offices) acceptance of these products. We believe that testing of the Vasotrac system and Vasotrax hand-held monitor has yielded favorable results compared to other non-invasive blood pressure monitors. However, improper placement of the pressure sensor or improper use of the system may cause the readings produced by the Vasotrac system and Vasotrax hand-held monitor to be questionable. As a result, another key component of our marketing strategy will be to focus on training and education of clinicians in the correct use of the Vasotrac system and Vasotrax hand-held monitor. Also, given differences in individual bone physiology, body weight and physical condition, the Vasotrac system, the OEM modules thereof, and the Vasotrax hand-held monitor may not provide adequate readings or be usable on all patients. For example, if a patient's peripheral blood flow to his or her arms has been affected, these products may not function as specified. Other contraindications for these products may result from patients on cardiopulmonary bypass and patients with any condition in which rendering a pulsating pressure signal from the radial artery is not possible. To date, we believe we have not detected significant patient complications caused by the system. However, as with any relatively new product, complications may occur as the Vasotrac system, the OEM modules thereof, and the Vasotrax hand-held monitor are used on a greater number of patients with different characteristics and under various conditions. The presence of any significant complications would necessitate additional research and evaluation to determine the impact of such complications. Finally, we must overcome the resistance of the medical community to the introduction of new techniques or technology. We believe that this resistance may be exacerbated due to the fact that the blood pressure cuff has been in use for more than 100 years, and virtually all medical professionals are trained using cuff technology. Therefore, there can be no assurance that the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor will gain market acceptance. If these products do not gain market acceptance, our future would be jeopardized.

Our product is not universally applicable to all patients

        The contraindications for our Vasotrac system and Vasotrax hand-held monitor include patients on cardiopulmonary bypass, and patients with any condition in which rendering a pulsating pressure signal from the radial artery is not possible which may occur with severe arterial restrictions. Although there are contraindications for the system, we believe that, as a general matter, virtually no medical device is universally applicable for all patients at all times. As such, this should not be a critical factor for market acceptance. Moreover, given differences in individual bone construction, body weight, and physical condition, our products may not provide consistent readings or be usable on all patients. To date, however, we believe we have not detected any significant patient complications that are caused by the system. For those hospital based patients who require continual blood pressure monitoring, invasive methods are currently the clinician's technology of choice. Given the attractiveness of non-invasive monitoring, however, several companies have introduced or are introducing products for non-invasive continual monitoring of arterial pressure based upon several technologies. These technologies include pulse-wave velocity, partially inflated finger cuffs, partially inflated arm cuffs, and tonometry. We believe that none has gained wide acceptance within the clinical community for continually monitoring arterial pressure. This belief is based on previous, unsuccessful efforts of other companies to introduce accurate, continuous, and non-invasive blood pressure monitors, the absence of such products at major medical and other product shows, the lack of published advertisements, papers or studies about such products in respected scientific, medical and other journals, and anecdotal discussions with physicians and other medical personnel by our management.

Our international sales expose us to unique risks

        In fiscal 2003, international sales accounted for approximately 42% of our revenue. We believe that international sales will represent a meaningful portion of our revenue in the future. We rely on distributors to assist us with our international operations. In addition, we are exposed to risks from international sales, which include unexpected changes in regulatory requirements, tariffs and other barriers and restrictions and reduced protection for intellectual property rights. Moreover, fluctuations in the rates of exchange may increase the price in local currencies of our products in foreign markets and may price us out of the foreign market.

We must continue to evaluate the design of our products

        While our initial product development and clinical testing program for the Vasotrac system, Vasotrax hand-held monitor, and OEM Module are complete, extensive use and evaluation of the design is necessary to assess whether the products, as currently configured, will broadly meet customer needs or be accepted as a viable alternative in the marketplace. We will continue to test the Vasotrac system and Vasotrax hand-held monitor to enhance their market acceptance. If the configuration of the system must be modified, there can be no assurance such modifications will be acceptable to customers or be technically feasible. Even if feasible, such modifications could result in significant delays and significant expenses. If such modifications require regulatory approval, additional significant delays could result. We may be materially and adversely affected by any of these developments.

        In addition, we have recently entered into an agreement to incorporate the Vasotrac system technology into an OEM module. Although sale of the Vasotrac system as an OEM module is intended to complement sales of the system as a stand alone product, it is possible that configuration as an OEM module will be the principal or customer preferred way of purchasing and using this product. It is also likely that OEM modules will require regulatory approval, which may result in additional delays. Any regulatory application must be submitted by any of the third party companies that use the OEM module. We may be materially and adversely affected by any of these developments.

We have limited manufacturing experience and capability

        We currently have little manufacturing experience or capability, other than a limited ability to produce small quantities of the Vasotrac system and Vasotrax hand-held monitor. We have not developed, arranged for, or invested in any significant production tooling, nor have we contractually arranged for any significant third party manufacturing capacity or agreements. There can be no assurance that we will be able to scale-up manufacturing of the Vasotrac system, OEM modules thereof, or the hand-held monitor for commercial production at quantities required to meet cost targets and profitability goals. If our manufacturing costs are higher than anticipated or if a lower-priced competitive product becomes available, we may not be able to produce and sell the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor competitively. In addition, there can be no assurance that subcontractors, on whom we will rely for functions we will not perform internally, will produce sufficient products at required quality and cost levels. We will be materially adversely affected if we are unable to scale-up manufacturing successfully or effectuate manufacturing arrangements on acceptable terms.

Our products may require servicing; we may be subject to product liability claims

        Our goal is to produce highly reliable Vasotrac systems, OEM modules thereof, and Vasotrax hand-held monitors that do not require excessive subsequent servicing. There can be no assurance, however, that we will be successful in achieving such goal. There also can be no assurance that additional problems will not occur, that additional servicing requirements will not be necessary or that any additional problems or servicing requirements, individually or in the aggregate, will not be significant, difficult to correct, time-consuming or prohibitively expensive. Further, the need for any such additional servicing may not be readily apparent to clinicians using the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor. We believe that actual or perceived excessive servicing requirements for the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor could materially and adversely affect market acceptance of the system and could raise product liability concerns. SEE "RISK FACTORS—WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT EXCEED INSURANCE COVERAGE." Although we plan to continue testing our products to determine the extent of their servicing requirements, there can be no assurance that we can precisely identify the exact scope of such servicing requirements.

We may be subject to product liability claims that exceed insurance coverage

        We have obtained product liability insurance, including excess umbrella coverage, in the aggregate amount of $12,000,000 covering the Vasotrac system OEM Module and Vasotrax hand-held monitor. However, there can be no assurance that we will be able to maintain such insurance in amounts and with coverage that will adequately cover associated risks or that such insurance will be available in the future at premiums that can be economically justified. Lack of such insurance could expose us to substantial damages, which could have a material adverse effect upon us.

We must maintain and develop strategic relationships with third parties to increase market penetration of our product lines

        We distribute our products to domestic hospitals with our direct sales organization and regional dealers, and targeted international markets primarily through distributors. We also have a Vasotrac system OEM modules sales agreement in place with Nihon Kohden, a well known medical device company in the Japanese market with close to 50% market share in patient monitoring. We intend to enter into similar agreements with other major medical device companies and to establish technology partnerships with other medical product and technology companies. Widespread acceptance of technology is dependent on our establishing and maintaining these strategic relationships with third parties and on the successful distribution efforts of our direct sales organization.

        Many aspects of our relationships with third parties, and the success with which third parties promote distribution of our products, are beyond our control. We may be unsuccessful in maintaining our existing strategic relationships and in identifying and entering into future development and distribution agreements with third parties.

Third-party payers may not approve payment for use of our product, and we may be affected by changes in health care laws

        Our success in the US may be related to the number of third party payers, such as Medicare, private insurance companies, health maintenance organizations, and other payers, that approve payment or reimbursement for the use of the Vasotrac system, OEM modules thereof, and the Vasotrac hand-held monitor and the amount of any such payments or reimbursements. If, for example, hospitals are not able to recover the cost of these products through reimbursement, they may be reluctant to purchase these products, with the result that our sales may be adversely affected. The health care industry and associated regulatory environment are dynamic and rapidly changing, particularly with respect to proposals to reform Medicare and to control health care costs. This environment makes it impossible to predict the effects, including costs or impediments to development, that adoption of and changes in health care laws, rules and regulations may have on us and on our operations. Such developments could materially and adversely affect our ability to market our products.

We currently have limited or single sources of supply

        We currently purchase from outside vendors, on a purchase order basis, small quantities of virtually all components and subassemblies for the Vasotrac system and Vasotrax hand-held monitor. Should production rates increase, the supply of components and subassemblies will become more critical. At present, many components are supplied by one vendor or are made by hand without production tooling in our facility. Furthermore, we have no formal agreements with any of our vendors. Should a key vendor be unwilling or unable to supply any components or subassemblies required by us in a timely manner, we may be materially adversely affected.

We may not have adequate intellectual property protection

        Although we believe that we have effective patent protection, our patents and proprietary technology may not be able to prevent competition by others. In addition, in the future our products may be found to infringe upon the rights of others. Any claims resulting in intellectual property litigation, whether defensive or offensive, could drain our resources and, if decided against us, materially adversely affect our business.

Patents and proprietary technology

        We have applied for US patents covering various aspects of Medwave's blood pressure technology. As of July 2003, nineteen US patents relating to Medwave's blood pressure technology have been granted, and five US patent applications are pending. We also have pending patent applications relating to our blood pressure technology in the European Patent Office, Australia, Brazil, Canada, China, India, Japan, and Russia. Most of our patents and patent applications relate to both the Vasotrac system and to the Vasotrax hand-held blood pressure monitor.

        There can be no assurance that any pending US or any foreign patents will be granted or, if obtained, that they, or those already granted to us, will sufficiently protect our proprietary rights. Although patents have been granted to us and even if the patents for which we apply are granted, they do not confer on us the right to manufacture and market products if such products infringe on patents held by others. While we have reviewed prior art in connection with our patent applications, we have not undertaken or conducted any comprehensive patent infringement searches or studies. If any such third parties hold any such conflicting rights, we may be required in the future to stop making, using or selling our products or to obtain licenses from or pay royalties to others, which could entail significant expense and have a material adverse effect upon us. Further, in such event, there can be no assurance that we would be able to obtain or maintain any such licenses on acceptable terms, if at all. We have, throughout the development process for the Vasotrac and Vasotrax products, been associated with various companies, institutions and individuals. Although we have no knowledge that any such companies, institutions or individuals have claimed, or have any basis for claiming, interests in our proprietary rights, there can be no assurance that such claims will not be threatened, asserted or perfected. Such claims, even if we ultimately prevail on the merits, could have a material, adverse effect upon us.

        In addition to patent protection, we rely, to the extent possible, on trade secrets, confidentiality agreements, unpatented proprietary know-how, and our continuing development of new products.

We rely on a single technology platform

        We believe that significant and expanding markets exist for the Vasotrac system, the Vasotrax hand-held monitor, and for additional products incorporating our proprietary technology. Currently we utilize one technology platform in both the Vasotrac system and the Vasotrax hand-held monitor. The technology platform is our sensor technology and the software algorithm. In addition, in September 2000 we entered into an agreement to incorporate the Vasotrac system technology into an OEM module. Recently we began shipping units to Nihon Kohden. Reliance on a single technology platform creates substantial risks for us. If, for example, the Vasotrac system and the Vasotrax hand-held monitor are not successfully marketed, if they fail to meet customer needs, or if they are not accepted in the marketplace, we would be materially and adversely affected, our primary business focus would require re-evaluation and our ability to continue operations would be jeopardized. Additionally, there can be no assurance that other products utilizing our proprietary technology will ever be successfully developed or marketed. We have not undertaken any comprehensive patent infringement searches or studies. If the Vasotrac system or the Vasotrax hand-held monitor were found to infringe on the patent rights of others or if third parties successfully asserted rights to these products, we would be materially adversely affected.

        We also intend to develop additional products based on our core technology. The technology employed in the Vasotrac system may be useful in developing products for other markets. We are early in considering the development possibilities of these new products so there can be no assurance that additional products will be successful either from a technical standpoint or from a manufacturing or customer acceptance standpoint.

Our technology may become obsolete

        The medical device industry is subject to rapid technological innovation and, consequently, the life cycles of products tend to be relatively short. We are engaged in a field characterized by extensive research efforts. There can be no assurance that new developments or discoveries in the field will not render the Vasotrac system or Vasotrax hand-held monitor obsolete. The greater resources of many of the companies currently engaged in research of blood pressure management may permit such companies to create, or respond more rapidly than Medwave to, technological innovations or advances.

We depend on management and other key personnel

        Our success currently depends on the services of Timothy O'Malley, our President and Chief Executive Officer. The loss of Mr. O'Malley may hurt our business if we are unable to identify other individuals to provide us with similar services. We do not maintain "key person" insurance on any of our employees.

We may not be able to manage growth

        If successful, we will experience a period of growth that could place a significant strain upon our managerial, financial and operational resources. Our infrastructure, procedures and controls may not be adequate to support our operations and to achieve the rapid execution necessary to successfully market our products. Our future operating results will also depend on our ability to expand our direct sales force and our internal sales, marketing and support staff. If we are unable to manage future expansion effectively, our business, results of operations and financial condition will suffer, our management will be less effective, and our revenues and product development efforts may decrease.

We are subject to government regulation

        We are subject to FDA and other government regulations, including regulations with respect to marketing approval, manufacturing practices, packaging, labeling and complaint reporting. Medical devices "substantially equivalent" to existing systems continuously marketed since May 1976 may be marketed pursuant to a Pre-Market Notification Submission (a "510(k) Submission") with the FDA. The FDA finding of "substantial equivalence" for the Vasotrac system and the Vasotrax hand-held monitor does not in any way denote official approval of the device. Further, any representation that creates an impression of official approval of a device because it complies with the pre-market notification regulations is misleading and constitutes misbranding. Certain devices, including those which are not "substantially equivalent" to predicate devices, are subject to Pre-market Approval Application ("PMA") requirements and more stringent FDA reviews. In contrast to the 510(k) process, the PMA process generally occurs over a more protracted time period and requires more extensive clinical data.

        Like all medical device manufacturers, we must implement, maintain and follow the FDA's Quality System Regulation ("QSR") and Good Manufacturing Practices ("GMP"). We believe our primary manufacturing costs will be driven by initial scale-up and ultimate production levels and will not be significantly impacted by such requirements. Should we intend to market the Vasotrac system or the

Vasotrax hand-held monitor for new or different uses, or should we significantly modify the system in a way that could significantly affect its safety or effectiveness, we would be required to again file a new 510(k) Submission with the FDA. Moreover, it is anticipated that any new product concepts developed by us will require various government clearances prior to being sold. In our initial 510(k) Submission to the FDA, we included not only clinical data, but also outlined our plans to continue testing and integrating the results therefrom into the Vasotrac system. We do not believe that FDA regulations require, and therefore at this point do not anticipate, submission to the FDA of our post-510(k) clinical studies. Although the FDA has stated that the manufacturer is best qualified to make an initial determination of whether a new 510(k) Submission is necessary, the FDA can overrule a manufacturer's decision not to submit a new 510(k) Submission and take appropriate regulatory action. If we determine we need not submit any such new 510(k) Submission, including with respect to our post-510(k) clinical studies, and the FDA consequently takes regulatory action, we could be materially and adversely affected.

        We anticipate that with new product concepts developed by us, various government approvals will be required prior to being able to sell the products.

We may not continue to receive necessary FDA clearances or approvals

        Our products and activities are subject to extensive, ongoing regulation by the Food and Drug Administration and other governmental authorities. Delays in the receipt of, or failure to obtain or maintain, regulatory clearances and approvals, or any failure to comply with regulatory requirements, could delay or prevent our ability to market our product line.

We may not receive approvals by foreign regulators that are necessary for international sales

        Sales of medical devices outside the US are subject to foreign regulatory requirements that vary from country to country. If we, or our international distributors, fail to obtain or maintain required pre-market approvals or fail to comply with foreign regulations, foreign regulatory authorities may require us to file revised governmental notifications, cease commercial sales of our products in the applicable countries or otherwise cure the problem. Such enforcement action by regulatory authorities may be costly.

        To sell our products within the European Community, we must comply with the European Community's medical device directive. Future regulatory changes may limit our ability to continue to use the CE mark, and any new products we develop may not qualify for the CE mark. If we fail to obtain this authorization or fail to obtain authorization on future products, we will not be able to sell our products in the European Community.

We may need additional capital, which may be unavailable

        The commercialization of our product line and the development and commercialization of any additional products may require greater expenditures than expected in our current business plan. Our capital requirements will depend on numerous factors, including:

  •
  our rate of sales growth—fast growth may actually increase our need for additional capital to hire additional staff, purchase additional component inventories, finance the increase in accounts receivable and supply additional support services;

  •
  our progress in marketing-related clinical evaluations and product development programs, all of which will require additional capital;

  •
  our receipt of, and the time required to obtain, regulatory clearances and approvals—the longer regulatory approval takes, the more working capital we will need to support our regulatory and development efforts in advance of sales;

  •
  the level of resources that we devote to the development, manufacture and marketing of our products—any decision we make to improve, expand or simply change our process, products or technology will require increased funds;

  •
  our facilities requirements—as we grow we may need additional manufacturing, warehousing and administration facilities and the costs of the facilities would be borne long before any increased revenue from growth would occur;

  •
  market acceptance and demand for our products—although growth may increase our capital needs, the lack of growth and continued losses would also increase our need for capital; and

  •
  financing strategies—our attempt to accelerate the otherwise lengthy purchasing processes of hospitals by offering programs as an alternative to outright purchasing and by providing purchasers with extended payment terms and financing options will require additional capital.

        We may be unable to predict accurately the timing and amount of our capital requirements. We may be required to raise additional funds through public or private financing, bank loans, collaborative relationships or other arrangements earlier than expected. It is possible that banks, venture capitalists and other investors may perceive our capital structure, our history of losses or the need to achieve widespread acceptance of our technology as too great a risk to bear. As a result, additional funding may not be available on attractive terms, or at all. If we cannot obtain additional capital when needed, we may be forced to agree to unattractive financing terms, to change our method of operation or to curtail our operations.

Our common stock is subject to price volatility

        The market price of our common stock has been and is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to various factors beyond our control, including:

  •
  quarterly variations in operating results;

  •
  announcements of technological innovations, new products or pricing by our competitors;

  •
  changes in, or failure to meet, financial estimates of securities analysts;

  •
  the rate of adoption by physicians of Medwave's technology in targeted markets;

  •
  the timing of patent and regulatory approvals;

  •
  the timing and extent of technological advancements;

  •
  results of clinical studies;

  •
  the sales of our common stock by affiliates or other shareholders with large holdings; and

  •
  general market conditions.

        Our future operating results may fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a significant decline in the market price of our common stock. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices of the stock of many medical device companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may directly and adversely influence the market price of our common stock.

We do not intend to pay dividends in the foreseeable future

        We have never declared or paid a cash dividend on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

A low stock price or failure to maintain a minimum of $2.5 million of stockholders' equity could result in our being de-listed from the Nasdaq Stock Market and subject us to regulations that could reduce our ability to raise funds

        If our stock price were to drop below $1.00 per share and remain below $1.00 per share for an extended period of time, or if we fail to maintain stockholders' equity of at least $2.5 million (and do not meet alternative tests of either having $35 million in market capitalization or $500,000 in annual net income), or if we fail to maintain other Nasdaq continued listing criteria, Nasdaq may de-list our common stock from the Nasdaq Market. In such an event, our shares could only be traded on over-the-counter bulletin board systems. This method of trading could significantly impair our ability to raise new capital. In the event that our common stock was de-listed from the Nasdaq Market due to low stock price, we may become subject to special rules, called penny stock rules, that impose additional sales practice requirements on broker- dealers who sell our common stock. The rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the market for penny stocks. The broker-dealer also must disclose the commissions payable both to the broker-dealer and the registered representative and current quotations for the securities, and monthly statements must be sent disclosing recent price information.

        In the event that our common stock becomes characterized as a penny stock, our market liquidity could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our common stock and thus the ability of purchasers in this offering to sell their common stock favorably in the secondary market.

Medwave shareholders are not entitled to cumulative voting

        There is no cumulative voting for the election of Medwave directors. Accordingly, the owners of a majority of our outstanding stock may elect all the directors, if they choose to do so, and the owners of the remaining shares will not be able to elect any directors.

SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "may," "could," "should," "would," "intend," "will," "expect," "assume," "anticipate," "believe," "estimate," "continue" and other similar words or expressions which predict or indicate future events and trends and which do not relate to historical matters. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. There may be events in the future that we are not able to predict accurately or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We caution investors that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those we discuss in this prospectus. These differences may be the result of various factors, including but not limited to those factors described in the "Risk Factors" section beginning on page 3 of this prospectus.

        Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We do not undertake any obligation to update any forward-looking statements as a result of future events or developments.

USE OF PROCEEDS

        Medwave is not selling any of the shares being offered by this prospectus and will not receive any proceeds from the sale of the shares offered by the Selling Shareholders.

REGISTRATION RIGHTS AGREEMENT

        The following is a summary of material terms and provisions of the registration rights agreement which we entered into with the Selling Shareholders. It may not contain all the information that is important to you. You can access complete information by referring to the registration rights agreement.

        Under the registration rights agreement, we are obligated to file a registration statement covering the sale by the Selling Shareholders of the common stock that they purchased from us. Under the registration rights agreement, we must use reasonable efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and, subject to certain contingencies, to keep the registration statement continuously effective until the earlier of:

  •
  all of the Selling Shareholders' common stock covered under this prospectus has been sold; or

  •
  three years after the date the registration statement is declared effective by the Securities and Exchange Commission

        The registration rights agreement requires that we bear all expenses of registering the common stock with the exception of the fees and expenses of any legal counsel the Selling Shareholders may engage, as well as the Selling Shareholders' proportionate share of any custodian fees or underwriting commissions or discounts which may be payable to any underwriter, and any transfer taxes.

        In addition, subject to the limitations contained in the registration rights agreement, we also agreed to indemnify the Selling Shareholders and certain related persons against all losses, claims, damages or liabilities arising under the securities laws in connection with the registration statement or this prospectus that arise out of or are based upon a violation of the Company (as defined in the registration rights agreement). In addition, subject to the limitations contained in the registration rights agreement, the Selling Shareholders agreed to indemnify us and our directors, officers and any person who controls our company, or any underwriter, or any of such other Selling Shareholders and certain related persons against all losses, claims, damages or liabilities arising under the securities laws that arise out of or are based upon any violation (as defined in the registration rights agreement), to the extent that such violation occurs in reliance upon and in conformity with written information furnished to us by the Selling Shareholders for use in the registration statement or this prospectus or any amendment to the registration statement or any prospectus supplements.

SELLING SHAREHOLDERS

        The following table sets forth the number of shares of common stock beneficially owned by each of the Selling Shareholders as of February 24, 2003, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that each of the Selling Shareholders will beneficially own upon completion of this offering if such percentage exceeds one percent. This table assumes that the Selling Shareholders will offer for sale all of the shares of common stock covered by this prospectus.

        The common stock offered by this prospectus may be offered from time to time by the Selling Shareholders named below, or by any of their pledges, donees, transferees or other successors in interest. The amounts and information set forth below are based upon information provided to us by representatives of the Selling Shareholders, or on our records, as of February 24, 2003 and are accurate to the best of our knowledge. It is possible, however, that the Selling Shareholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. To our knowledge, none of the Selling Shareholders has had within the past three years any material relationship with us except as set forth on the footnotes to the following table.

	Number of Shares Beneficially Owned
Selling Shareholder	Shares	Warrant Shares	Number of Shares Offered Hereby	% Owned After Offering
John R. Albers	443,619	97,125	161,875	4.5%
John Albers Trust	44,750	67,125	111,874	*
John J. Altmann Jr.	5,000	5,000	10,000	*
John J. Altmann Sr.	5,000	5,000	10,000	*
Steven J.J. Bateman	7,500	7,500	15,000	*
Alvin E. Bauer	8,537	8,537	17,074	*
Robert J. and June G. Becker	50,000	50,000	100,000	*
Kenneth G. Benson	13,000	5,000	10,000	*
Tim Bullock	5,000	5,000	10,000	*
M. Elizabeth Cramer	3,500	5,250	8,750	*
Kenneth and Linda Cutler	10,000	5,000	10,000	*
Richard L. Danielson	10,500	10,500	21,000	*
Norman Dann Rev Trust dtd 12/3/90(1)	70,000(1)	10,000	20,000	*
James L. Dechene	4,823	4,823	9,646	*
Deephaven Private Placement Trading Ltd.	541,176	541,176	1,082,352	*
Jeff Dobbs	45,000	25,000	50,000	*
Ellis Family Limited Partnership	5,000	7,500	12,500	*
Elsetech Ltd. Partnership	6,000	6,000	12,000	*
Robert E. Flynn IRA	5,000	5,000	10,000	*
Luther O. Forde	8,250	8,250	16,500	*
Paul J. Forsburg	33,648	33,648	67,296	*
Sandra J. Hale	3,500	5,250	8,750	*
Michael B. and Nancy J. Hinnenkamp	4,823	4,823	9,646	*
John D. Hurd IRA	2,352	2,352	4,704	*
Brad Lee R. Johnson	14,807	4,883	9,766	*
David B. Johnson Family Foundation	75,000	20,000	40,000	*
David B. Johnson Rev Trust dtd 4/19/00	477,255	100,000	60,000	*
Donald A. Johnson	23,529	23,529	47,058	*
William R. Kennedy IRA #1	3,500	5,250	8,750	*
William R. Kennedy IRA #2	3,500	5,250	8,750	*
Gary Kohler	15,686	18,824	34,510	*
Joan Lichtenstein IRA	15,000	15,000	30,000	*
Loyola Education Foundation	10,000	10,000	20,000	*
Kevin McHale	10,000	10,000	20,000	*

Midwest Tree Service, Inc.	10,294	5,294	10,588	*
Miller Johnson Steichen Kinnard Inc(2)		134,890	134,890	*
Milton Morris/Joan Morris Rev Living Trust dtd 8/28/91	23,529	23,500	47,058	*
Gerald R. Nelson KEOGH	38,600(3)	16,500	27,500	*
Jon and Paula Nelson	4,500	4,500	9,000	*
Cathy S. Norelius	5,750	5,700	11,500	*
Dwight Nyquist Living Trust dtd 1/29/99	2,411	2,411	4,822	*
Norman K. Nystrom	7,500	7,500	15,000	*
Catherine L.B. Oglesby IRA	9,411	9,411	18,822	*
John N. and Catherine L.B. Oglesby	23,529	23,529	47,058	*
John N. Oglesby IRA	9,411	9,400	18,822	*
Robert A. Olsen	5,000	5,000	10,000	*
Oncology Associates S.C. Profit Sharing Plan	10,000	10,000	20,000	*
James N. Owens Rev Trust dtd 9/10/70	45,200	45,200	90,400	*
Lenore and Paul R. Owings	7,500	7,500	15,000	*
Paul R. and William R. Owings	7,500	7,500	15,000	*
Kenneth R. Parker	66,500	13,500	27,000	*
Gary Pechota	8,000	8,000	16,000	*
Perkins Capital Management, Inc. Profit Sharing Plan	5,000	7,500	12,500	*
Jeffrey D. and Susan Rahm	27,470	7,470	14,940	*
Mary Ann Rahm Trust dtd 12/17/92	13,797	2,500	5,000	*
David E. Riviere	5,000	5,000	10,000	*
Steven D. Roberts	35,529	23,529	47,058	*
Harold Roitenberg IRA	5,000	7,500	12,500	*
Charles M. and Elizabeth Rounds	11,765	11,765	23,530	*
Michael A. and Carman Tesch Living Trust dtd 5/3/00	2,411	2,400	4,822	*
E. Scott Thatcher	7,500	5,000	10,000	*
William D. Thompson	13,000	13,000	26,000	*
Marvin Trafton	10,000	10,000	20,000	*
Joyce E. Trones	23,529	23,529	47,058	*
Twin City Carpenters Pension Plan	25,000	37,500	62,500	*
VBS Partners	110,000	10,000	20,000	1.2%
Kenneth M. Viste	11,765	11,765	23,530	*
Way North Inc. PS & Trust	9,900	9,900	19,800	*
Ila Waseka Rev. Living Trust dtd 5/10/95	43,529	23,529	47,058	*

*
Less than 1%

(1)
Mr. Dann is a member of the Company's Board of Directors. Amount includes 60,000 shares which may be purchased upon exercise of currently exercisable options.

(2)
Miller Johnson Steichen Kinnard Inc. acted as selling agent in connection with the Company's 2001 private placement.

(3)
Does not include 12,243 shares owned directly by Mr. Nelson.

PLAN OF DISTRIBUTION

        The selling shareholders may sell the shares of common stock on the Nasdaq Stock Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. When used in this prospectus, "selling shareholder" includes donees and pledgees selling shares received from the named selling shareholder after the date of this prospectus. We will pay all expenses associated with registering the selling shareholders' shares, including the legal fees of one legal advisor acting on behalf of the selling shareholders in connection with the preparation and filing of the Registration Statement. The selling shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. The common stock may be sold

  •
  a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange; and

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases.

        The common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders may, from time to time, authorize underwriters acting as their agent to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

        All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        There is no assurance that the selling shareholders will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to incorporate by reference the information we file with it. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus or any prospectus supplement. Information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. Effective August 1, 2003, Medwave, Inc., a Minnesota corporation (the "Old Medwave") and the original registrant under this Registration Statement, reincorporated as a Delaware corporation (the "Company"). This Amendment to the Registration Statement is being filed pursuant to Rule 414(d) under the Securities Act of 1933, as amended, in order to effectuate the adoption of the

Registration Statement by the Company as the successor issuer to the Minnesota Company, to the extent applicable. The Registration Statement shall hereafter be deemed to relate to that number of shares of the Company's Common Stock, $0.01 par value, to which this Registration Statement originally related.

        We incorporate by reference the specific documents listed below:

  1.
  The Company's most recent Annual Report on Form 10-K filed on July 25, 2003.

  2.
  The Company's current reports on Form 8-K filed on May 21, 2003, May 27, 2003 and May 30, 2003.

  3.
  The description of Medwave common stock which is contained in our Registration Statement of Form 8-A filed on August 4, 2003.

        All future filings we make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares of common stock offered pursuant to this prospectus shall be deemed incorporated by reference in this prospectus and shall be a part of this prospectus from the date of filing such document.

        Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to Timothy J. O'Malley, Medwave, Inc., 435 Newbury Street, Suite 206, Danvers, Massachusetts 01923. Telephone requests should be directed to the Chief Executive Officer at (978) 762-8999. You should rely only on the information incorporated by reference or provided in this prospectus.

        We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or these documents.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, and we are required to file reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and information at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Medwave, Inc. that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov. Our website is http://www.vasotrac.com.

EXPERTS

        The financial statements included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP and Ernst & Young LLP, independent certified public accountants, to the extent and for the periods set forth in the respective reports of such firms contained herein and in the registration statement. All such financial statements have been included in reliance upon such reports given by on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Goodwin Procter LLP.

        You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. Neither we nor the Selling Shareholders have authorized anyone else to provide you with different or additional information. The Selling Shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

2,765,793 Shares of
Common Stock

MEDWAVE, INC.

PROSPECTUS

August    , 2003

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following expenses will be paid by Medwave in connection with the distribution of the shares registered hereby. We will pay all expenses associated with registering the Selling Shareholders' shares, including the legal fees of one legal advisor acting on behalf of the Selling Shareholders in connection with the preparation and filing of the Registration Statement. The Selling Shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. All of such expenses, except for the SEC Registration Fee, are estimated.

SEC Registration Fee	$3,008
Legal Fees and Expenses	$10,000
Accountants' Fees and Expenses	$5,000
Printing Expenses	$500
Miscellaneous	$500

Total	$19,008

Item 15. Indemnification of Directors and Officers.

        In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VIII of the Company's Certificate of Incorporation (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Article V of the Company's Bylaws provides for indemnification by the Company of its directors and officers and in the discretion of the Board of Directors, non-officer employees against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

        Medwave and the Selling Shareholders listed herein have agreed to indemnify each other, under certain conditions, against certain liabilities arising under the Securities Act of 1933, as amended, the Exchange Act of 1934, as amended, or other federal or state law.

Item 16. Exhibits

        See Exhibit Index on page following signatures.

Item 17. Undertakings.

        A.    The undersigned registrant hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

  5.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danvers, Commonwealth of Massachusetts, on June 30, 2003.

MEDWAVE, INC.
By:	/s/ TIMOTHY J. O'MALLEY Timothy J. O'Malley Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated, each of whom also constitutes and appoints Timothy J. O'Malley and William D. Corneliuson, each as his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file and same and all exhibits thereto and any other documents in connection therewith with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Name	Title	Date

/s/ TIMOTHY J. O'MALLEY Timothy J. O'Malley	President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director (Principal Executive Officer)	June 30, 2003
/s/ NORMAN DANN Norman Dann	Director	June 30, 2003
/s/ WILLIAM D. CORNELIUSON William D. Corneliuson	Director	June 30, 2003
/s/ FRANK A. KATAROW Frank A. Katarow	Director	June 30, 2003
/s/ JOHN L. MICLOT John L. Miclot	Director	June 30, 2003

EXHIBIT INDEX

4.1	Certificate of Incorporation
4.3	Bylaws
4.5	Common Stock Purchase Agreement, dated January 23, 2003 (1)
4.6	Registration Rights Agreement, dated January 23, 2003 (1)
5.1	Opinion and Consent of Counsel (1)
23.1	Consent of Ernst & Young LLP
23.2	Consent of BDO Seidman LLP
23.3	Consent of Counsel (included in Exhibit 5.1)
24.1	Power of attorney from directors (included on the signature page hereto)

(1)
Previously filed as an Exhibit to the Company's Registration Statement on Form S-3 (SEC File No. 333-65010), filed with the Commission on July 12, 2001.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
REGISTRATION RIGHTS AGREEMENT
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
LEGAL MATTERS
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX